FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2003
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F________X__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	Press Release dated September 18, 2003 (“IBM and RIM Extend Enterprise Reach of BlackBerry with Broader Access to Corporate Applications")	Page No 3

Document 1

IBM & RIM

September 18, 2003

FOR IMMEDIATE RELEASE

IBM AND RIM EXTEND ENTERPRISE REACH OF BLACKBERRY WITH BROADER ACCESS TO CORPORATE APPLICATIONS

IBM’S MOBILE MIDDLEWARE AND RIM’S BLACKBERRY PLATFORM WIRELESSLY CONNECT USERS TO ENTERPRISE APPLICATIONS; ENABLE FASTER, MORE FLEXIBLE APPLICATION DEVELOPMENT

Somers, NY, and Waterloo, ON – IBM® and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced an agreement aimed at providing mobile workers with better access to enterprise information and applications. This relationship, with development and integration efforts focused on IBM’s WebSphere® Everyplace Access (WEA) mobile middleware and BlackBerry Enterprise Server™, allows BlackBerry users to access and work with enterprise data and wirelessly synch their handheld with server applications. Developers will also be able to easily customize enterprise applications for the BlackBerry platform.

With the added capabilities of IBM’s WebSphere Everyplace Access, salespeople, for example, can wirelessly access enterprise sales applications, such as Sales Force Automation (SFA), via their BlackBerry handheld to request prices, enter orders, determine available inventory and confirm shipments. Salespeople can also check calendars, make phone calls, send and receive e-mails, and use instant messaging applications such as IBM Lotus’ Sametime Everyplace, allowing them to respond more quickly and efficiently to their customer needs. Field service groups and executives can also benefit from push-based, timely access to relevant information from back-end corporate applications, including service requests and sales reports, thereby helping to minimize the need to be in the office and enabling them to be in the field with customers and colleagues.

“With expanded access to enterprise systems and information, BlackBerry effectively becomes a more powerful platform that corporations can use to extend existing enterprise applications regardless of location or network connectivity,” said Rod Adkins, general manager of IBM’s pervasive computing division. “IBM’s relationship with RIM is another milestone in creating a computing ecosystem that allows on demand wireless access.”

“RIM is pleased to partner with IBM to deliver BlackBerry integration with WebSphere Everyplace Access,” said Jim Balsillie, Chairman and Co-CEO at Research In Motion. “WebSphere Everyplace Access and BlackBerry can help mobile professionals increase productivity and enhance customer service while on the go. Companies can also generate a strong return on investment by leveraging their existing investments in IBM and RIM technologies and extending their corporate applications to wireless environments.”

This relationship combines the advantages of IBM’s enterprise application access capability with RIM’s BlackBerry Mobile Data Service and wireless platform. A broad portfolio of portlets linked with a variety of applications enable end-users to easily customize their start page — providing better control over their interaction with their BlackBerry handhelds. These portlets also enable developers to easily and quickly leverage key features of the WEA/BlackBerry solution, such as the push architecture, end-to-end security and always-on connection, in their applications. IBM’s WebSphere Studio Developer toolkit can be used to easily modify or build new portlets to access additional enterprise applications, allowing developers to bring enterprise solutions to BlackBerry users faster and more efficiently.

The combined solution is aimed at allowing faster development and customization of workforce solutions regardless of the application and data sets required. WEA and BlackBerry can enable developers to build and deploy solutions involving multiple applications, giving mobile workforces the flexibility to interact with a variety of applications together with PIM and email. This agreement expands on an existing relationship with IBM, in which IBM Global Services is a system integrator for RIM, offering installation, maintenance, financing and consulting services.

Available on RIM’s Java™-based BlackBerry handhelds including the new BlackBerry 7200™ Series, functions also include instant messaging via IBM’s Lotus Sametime. Customers can contact their RIM or IBM account manager for more information on the WEA/BlackBerry solution.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim or www.BlackBerry.com.

About IBM

IBM is the world’s largest information technology company, with 80 years of leadership in helping businesses innovate. Drawing on resources from across IBM and key business partners, IBM offers a wide range of services, solutions and technologies that enable customers, large and small, to take full advantage of the new era of e-business. For more information about IBM, visit www.ibm.com.

_________________

Media Contacts:
Geraldine Kan
Public Relations, IBM Pervasive Computing
(914) 766-1112
gkan@us.ibm.com

Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 18, 2003	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance